RECEIVED

2005 OCT 25 P 12:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALLGREEN PROPERTIES LIMITED

05012042

File No. 82-4959

Date: 10 OCT 2005

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 10/25

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

SHANGHAI EXPO SITE JOINT VENTURE

The Board of Directors of Allgreen Properties Limited ("Allgreen") is pleased to announce that Allgreen will participate in a joint venture that will undertake to acquire and develop a mixed development at the Shanghai New International Expo Centre A-04 site ("Shanghai Expo") through a wholly-owned subsidiary known as Allgreen Properties (Shanghai) Pte. Ltd. (formerly known as Rodin Investments Pte. Ltd.), together with subsidiaries of Shangri-La Asia Limited ("SA") and Kerry Properties Limited ("KPL"), and another external party. SA and KPL are interested persons of Allgreen within the meaning of the Singapore Listing Manual.

The Shanghai Expo site is located at Pudong, Shanghai, People's Republic of China ("PRC") and comprises a site area of approximately 58,900 sq m which is capable of being developed into a mixed development comprising a hotel (with meeting facilities), offices, serviced suites/serviced apartments, and commercial and related ancillary facilities of approximately 230,000 sq m of gross floor area.

The above Parties have signed a Joint Venture Agreement dated 9 October 2005 ("JVA") to establish a sino-foreign equity joint venture company to be named Shanghai Pudong Kerry City Properties Co., Ltd ("JV Co") in Shanghai, PRC for the purposes of the development of the Shanghai Expo project. Allgreen, KPL and SA will each participate in the JV Co in the proportion of 16.00% : 40.80% : 23.20% respectively. The remaining 20% equity in the JV Co will be held by Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. The JVA is conditional upon various approvals, including independent shareholders' approvals by each of SA and KPL.

Pending the formation of the JV Co, the shareholders of the JV Co have signed, on behalf of the JV Co, the relevant Land Contract with the existing owner of the Shanghai Expo site, Shanghai Pudong Land Development (Holding) Corporation, for the transfer of land use rights in respect of the Shanghai Expo site.

The related corporations of SA and KPL will be appointed as the respective hotel, and project and property managers to the JV Co. These transactions will be entered into based on arms-length commercial terms.

Allgreen will benefit from the joint venture with SA and KPL given their extensive experience and expertise in the PRC market. This joint venture representing Allgreen's first entry into the PRC market, will enhance Allgreen's investment portfolio.

The total investment cost is estimated at US$490m (approximately S$833m) to be contributed by all Parties proportionately and via external funding. Allgreen will finance this investment with internal funds and from bank borrowings.

The Audit Committee of Allgreen has reviewed the above transaction and is of the view that the risks and rewards of the Shanghai Expo JV are in proportion to the equity of each Party and the terms of the joint venture are not prejudicial to the interests of Allgreen and its minority shareholders.

The current total of all transactions with SA and KPL for the period up to 30 September 2005 and including the above transaction amounts to approximately S$132m, representing approximately 8.3% of Allgreen's latest audited net tangible assets as at 31 December 2004. The current total of all interested person transactions for the same period and including the above transaction amounts to approximately S$134m, representing approximately 8.4% of Allgreen's latest audited net tangible assets as at 31 December 2004.

This investment is not expected to have any material impact on the consolidated earnings and net tangible assets per share of the Allgreen group for the financial year ending 31 December 2005.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
10 October 2005